

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Adi Zuloff-Shani
Chief Executive Officer
Clearmind Medicine Inc.
101 – 1220 West 6th Avenue
Vancouver, British Columbia V6H1A5

> **Re: Clearmind Medicine Inc.**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed October 6, 2022**
> **File No. 333-265900**

Dear Adi Zuloff-Shani:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2022 letter.

Amendment No. 3 to Form F-1 filed on October 6, 2022

Capitalization, page 72

1.   You indicated on page 10 that the midpoint of the Company's IPO price range is $7 per share. We further note you disclosed in the capitalization table and the dilution table on page 72 and page 74, respectively, that $6 per share is the midpoint of the price range. Please revise to reconcile the discrepancies.

Dilution, page 73

2.   Please exclude the intangible assets from your historical net tangible book value and per share calculation.

Description of Share Capital, page 125

3.   As previously requested, please explain to us the reasons for any difference between recent valuation of your common shares leading up to the planned initial public offering and the mid-point of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuance including stock compensation.

Consolidated Financial Statements, page F-4

4.   As previously requested, please reflect the 1:30 reverse stock split retroactively as of and for your fiscal year ended October 31, 2021.

Notes to the Condensed Interim Consolidated Financial Statements
8. Lease Liabilities, page F-35

5.   We note you entered into a lease agreement in the third quarter of fiscal year 2021, but there was no right of use asset or related lease liability recognized as of October 31, 2021. Please clarify and tell us when you adopted ASC 842, Leases.

You may contact Christie Wong at (202) 551-3684 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at (202) 551-7153 or Joe McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Huberman, Esq.